UNITED
SECURITIES AND EXC
Washington

06003929

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RECEIVED
FEB 28 2006
SEC MAIL PROCESSING SECTION
WASH. D.C. 203

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46847

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Harbor Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
280 Park Avenue 27 East
(No. and Street)

New York | New York | 10017
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chloe J. Gavin (212) 453-1142
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Levine Neider Wohl, LLP
(Name – *if individual, state last, first, middle name*)

230 Park Avenue | New York | New York | 10169
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chloe J. Gavin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Harbor Capital Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- NONE -

Signature

Secretary

Title

Notary Public

MATTHEW C FRANKEL
CONNECTICUT NOTARY PUBLIC
MY COMMISSION EXPIRES 1 / 31 / 10

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW HARBOR CAPITAL INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2005 AND DECEMBER 31, 2004

Levine Neider Wohl, LLP
Certified Public Accountants & Business Consultants
230 Park Avenue, New York, New York 10169-0081
Telephone (212) 949-0900
Fax (212) 983-6513
web site: www.lnwcpa.com
e-mail: cpa@lnwcpa.com

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholders
New Harbor Capital Inc.

We have audited the accompanying balance sheets of New Harbor Capital Inc., as of December 31, 2005 and 2004 and the related statements of income and accumulated deficit, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Harbor Capital Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Levine Neider Wohl, LLP

February 8, 2006

NEW HARBOR CAPITAL INC.
BALANCE SHEETS
DECEMBER 31,

	2005	2004
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 135,281	$156,184
Due from affiliate	15,265	-
Prepaid expenses and taxes	2,015	1,642
Total Current Assets	152,561	157,826
Investment in restricted securities	33,500	37,700
Total Assets	$ 186,061	$195,526
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 8,453	$ 6,000
Income taxes payable	-	660
Total Liabilities	8,453	6,660
Commitments		
Stockholder's Equity:		
Common stock - par value $.01, authorized 1000 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	240,299	240,299
Accumulated deficit	(62,692)	(51,434)
Total Stockholder's Equity	177,608	188,866
Total Liabilities And Stockholder's Equity	$ 186,061	$195,526

The accompanying notes are an integral part of the financial statements.

NEW HARBOR CAPITAL INC.
STATEMENTS OF INCOME AND ACCUMULATED DEFICIT
FOR THE YEARS ENDED DECEMBER 31,

	2005	2004
Revenue	$ 10,000	$110,000
Expenses:		
Consulting fee	-	70,000
Accounting	14,509	12,872
Regulatory fees	1,629	1,317
Miscellaneous	532	41
Insurance	997	928
Legal	666	-
Rent	1,000	1,000
Total Expenses	19,333	86,158
Income (Loss) From Operations	(9,333)	23,842
Other Income (Expense):		
Interest income	2,898	1,032
Interest expense	(17)	-
Long-term capital gains	-	13
Loss on investment in restricted securities	(4,200)	(4,200)
	(1,319)	(3,155)
Income (Loss) Before Provision For Income Taxes	(10,652)	20,687
Provision For Income Taxes	606	660
Net Income (Loss)	(11,258)	20,027
Accumulated Deficit - Beginning	(51,434)	(71,461)
Accumulated Deficit - Ending	$ (62,692)	$ (51,434)

The accompanying notes are an integral part of the financial statements.

NEW HARBOR CAPITAL INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock	Additional (Return of) Paid-In Capital	Accumulated Deficit
Balances, December 31, 2003	$ 1	$290,299	$(71,461)
(Return of) Capital	-	(50,000)	-
Net Income - 2004	-	-	20,027
Balances, December 31, 2004	1	240,299	(51,434)
Net (Loss) - 2005	-	-	(11,258)
Balances, December 31, 2005	$ 1	$240,299	$(62,692)

The accompanying notes are an integral part of the financial statements.

NEW HARBOR CAPITAL INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2005	2004
Cash Flows From Operating Activities:		
Net Income (Loss)	$ (11,258)	$ 20,027
Adjustments To Reconcile Net Income (Loss) To Net Cash Provided By Operating Activities:		
Investment in restricted securities	4,200	4,200
(Increase) Decrease In Assets:		
Due from affiliate	(15,265)	25,139
Prepaid expenses	(373)	(963)
Increase (Decrease) In Liabilities:		
Accounts payable and accrued expenses	2,453	(140)
Income taxes payable	(660)	300
Net Cash Provided By (Used In) Operating Activities	(20,903)	48,563
Cash Flows From Financing Activities:		
Capital distributions	-	(50,000)
Net Cash Used In Financing Activities	-	(50,000)
Decrease In Cash And Cash Equivalents	(20,903)	(1,437)
Cash And Cash Equivalents - Beginning Of Year	156,184	157,621
Cash And Cash Equivalents - End Of Year	$135,281	$156,184
Supplemental Disclosures Of Cash Flow Information:		
Cash paid during the years for:		
Interest	$ 17	$ -
Income taxes	$ 1,632	$ 360

The accompanying notes are an integral part of the financial statements.

Note 1 - Business Organization

New Harbor Capital Inc. (the "Company") was incorporated on September 30, 1993 under the laws of Delaware.

The Company operates pursuant to a restriction agreement with the National Association of Securities Dealers, Inc. ("NASD"), dated January 19, 1996, and amended December 31, 1996. Under the terms of the agreement, the Company is permitted to perform, among other things, certain financial consulting services for corporate clients, private placements of securities and selling tax shelters or limited partnerships in primary distributions on a best efforts basis only, and act as a co-manager in public offerings in which the Company provides advice to issuers. The amended agreement limits the Company's underwriting business to issuers to whom the Company has provided advisory services. The Company will not receive any retention and, therefore, will not be involved in any sales efforts.

Note 2 - Significant Accounting Policies

For the year beginning January 1, 1994 and thereafter, the Company has elected in accordance with Section 1372(a) of the Internal Revenue Code of 1954 not to be subject to federal income tax and to have income or losses pass directly through to the stockholder's individual income tax returns.

The Company prepares its financial statements on the accrual basis of accounting, whereby revenues and expenses are generally recognized in the year in which earned or incurred.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Note 3 - Net Capital Requirements

By regulatory authority of the Security and Exchange Commission (See Note 6), the Company must limit its aggregate indebtedness not to exceed 1,500% of its net capital. Net capital as defined, as of December 31, 2005 and 2004 was $160,328 and $187,224 respectively, and aggregate indebtedness was $8,453 and $6,660, respectively, resulting in respective net capital ratios of approximately .05 and .04 (aggregate indebtedness) to 1 (net capital).

Pursuant to the net capital provisions of Rule 15c3-1 (g)(2)(ii) (the uniform net capital rule) of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the higher of $100,000 or 6 2/3% of its aggregate indebtedness, both as defined. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, or computed at 6 2/3%. As at December 31, 2005 and 2004, the Company had actual net capital, as defined, of $160,328 and $187,224 respectively, and required minimum net capital of $100,000 as of both dates. In its restriction letter, the Company agreed to maintain 120% of its minimum net capital requirement in accordance with Rule 17(a)-11(b)(I). Net capital at December 31, 2005 of $160,328 and at December 31, 2004 of $187,224, is equivalent to approximately 160% and 187% respectively, of the minimum net capital requirements.

Note 4 - Due From Affiliate

The amount due from affiliate represents a short-term loan bearing interest at 2.23% per annum. The $15,000 principal was repaid in January 2006. Interest earned on the loan was approximately $265 for the year ended December 31, 2005.

Note 5 - Investment In Restricted Securities

During the year ended December 31, 2000, the Company purchased common stock and warrants to purchase common stock (See Note 9) in the "National Association of Securities Dealers, Inc. ("Nasdaq"), pursuant to the terms and conditions contained in a private placement memorandum.

As these securities have not been registered with the Securities and Exchange Commission (SEC) and the transfer of these securities has been restricted as of the date of these financial statements, no market price is currently determinable. The investment is stated at cost.

Note 6 - Regulatory Requirements

The Company operates under the authority of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD), which require the following disclosures in addition to the information on net capital requirements (See Note 3).

No differences exist between the audited computation of net capital and the Company's corresponding focus Part II A, as revised.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Note 7 - Related Party Transactions

During the years ended December 31, 2005 and 2004, rent expense, in the amount of $1,000, was charged by New Harbor Incorporated, an affiliate through common control and management.

During the year ended December 31, 2004, the Company paid a consulting fee to New Harbor Incorporated in the amount of $70,000.

Note 8 - Concentration Of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its temporary cash investment with a high credit quality institution. Such investment is insured by the Securities Investor Protection Corporation ("SIPC").

Note 9 - Commitment

Stock Warrants:

In connection with the Company's participation in the private placement as described in Note 5, the warrants provide to the Company the option to purchase common stock in accordance with the following schedule:

Maximum number of shares of common stock subject to exercise	Commencement of exercise period	Termination of exercise period	Exercise price per share of common stock	Maximum additional cost
1,200	June 28, 2005	June 27, 2006	$16	$19,200

During the years ended December 31, 2005 and 2004, warrants to acquire 1,200 shares of common stock at $15 and $14 per share, respectively, expired.

Levine Neider Wohl, LLP
Certified Public Accountants & Business Consultants
230 Park Avenue, New York, New York 10169-0081
Telephone (212) 949-0900
Fax (212) 983-6513
web site: www.lnwcpa.com
e-mail: cpa@lnwcpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
New Harbor Capital Inc.

We have audited the accompanying financial statements of New Harbor Capital Inc. as of and for the year ended December 31, 2005, and have issued our report thereon dated February 8, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levine Neider Wohl, LLP

February 8, 2006

NEW HARBOR CAPITAL INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net Capital - Total Stockholder's Equity	$177,608
Deductions For Non-Allowable Assets:	
Prepaid expenses	(2,015)
Due from affiliate	(15,265)
	(17,280)
Net Capital Before "Haircuts"	160,328
Net Capital "Haircuts":	
Re: Investment in Marketable Securities	(9,246)
Re: Investment in Restricted Securities	(33,500)
	(42,746)
Net Capital After "Haircuts"	$117,582
Aggregate Indebtedness	
Included In Balance Sheet:	
Accounts payable and accrued expenses	$ 8,453
Computation of Net Capital Requirement:	
Minimum Net Capital Required	$100,000
Excess Net Capital - Based on Minimum Capital	$ 17,582

The accompanying notes are an integral part of the supplementary schedule.